[First Busey Letterhead]

July 24, 2009

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4720

Washington, D.C.  20549-0408

Attention:  Mr. Eric Envall

RE:	First Busey Corporation
Form 10-K for the Year Ended December 31, 2008
Definitive Proxy Statement filed April 23, 2009
Form 10-Q for the Period Ended March 31, 2009
File No. 000-15950

Dear Mr. Envall:

First Busey Corporation (the “Company”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated June 26, 2009, relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for the Year Ended December 31, 2008

Item: 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

1.                                      In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

The Company’s response is as follows:

In future filings, the Company will provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.                                      We note that your management discussion and analysis does not contain any discussion of your holdings of subprime loans nor any discussion of “Alt-A” type mortgages, either as loans or as investments. If you do not hold or have not made or invested in these types of loans, or if your holdings of such loans are inconsequential, please disclose in future filings that such lending or investing is not material to your company. If your holdings are other than inconsequential, please disclose and discuss in future filings.

The Company’s response is as follows:

Generally, it has been the Company’s policy not to originate or invest in subprime loans or “Alt-A” type mortgages.  Any such loans held by the Company are inconsequential and not material to the Company.  The Company will disclose this in future filings.

Item 8. Financial Statements and Supplemental Data.

Note 22. Fair Value Measurements, page 95

3.                                      We note that you utilize an independent pricing service to determine the fair value of your non-equity available-for-sale securities classified as Level 2 financial instruments, and that one of the methods used for determining fair value is a cash flow method. Please address the following:

a.                      Quantify for us the amount of available-for-sale securities for which you use the cash flow method to determine fair value.

b.                      Specifically tell us how you derive the assumptions used in your cash flow analysis (e.g. management’s assumptions, observable market data, etc.).

c.                       Tell us how you were able to conclude these securities that were fair valued under the cash flow method are appropriately classified as Level 2 financial instruments under the SFAS 157 hierarchy.

The Company’s response is as follows:

The fair value policy of the independent pricing service does allow for valuations utilizing cash flow methodologies for certain securities; however, the Company does not believe any of the securities held in its investment portfolio are valued utilizing cash flow methodologies.

Cash flow methodologies are mentioned in the disclosure due to the potential for use in determining fair value.  We will make it clear in future filings whether the determination of fair value is based upon a cash flow method.

Signatures, page 52

4.                                      In future filings, please include a signature from your Principal Accounting Officer on behalf of the registrant.  Please refer to General Instruction D.2(a) of Form 10-K.

The Company’s response is as follows:

In future filings, the Company will provide a signature from the Company’s Principal Accounting Officer on behalf of the Company.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 9

5.                                      We note your disclosure on page 6 regarding the relationship you have with Director Knox’s law firm. Please tell us why, and revise in future filings if necessary, you have not included any payments made to Director Knox in the Director’s Compensation Table. Please refer to Item 402(k)(2)(vii) of Regulation S-K and its Instructions.

The Company’s response is as follows:

In 2008, we paid $74,178 in fees to the law firm of Tummelson Bryan & Knox, LLP for legal services provided by that firm to the Company and its subsidiaries.  Mr. Knox, a director of the Company, is a partner of that firm.  In the Company’s proxy statement, we did not include the amount paid to the law firm in Mr. Knox’s compensation because the fees were for legal services performed and were not paid directly to Mr. Knox.  We believe that such payments should be excluded from the compensation reported because they were not compensation to the director, perquisites or other personal benefits, consulting fees, or any other type of payment that is specifically set forth in Item 402(k)(2)(vii) of Regulation S-K and its instructions.  The Company will continue to monitor its payments to Tummelson Bryan & Knox, LLP and, pursuant to Item 402(k)(2) of Regulation S-K, the Company will report in its future proxy statement any reportable compensation paid to Mr. Knox.

In future filings we will add a footnote indicating that the amount listed in the compensation table excludes $XX,XXX of fees paid to Tummelson Bryan & Knox, LLP for legal services provided by that firm to the Company and its subsidiaries for legal.  Mr. Knox is a partner in the law firm.

Participation in the Capital Purchase Program, page 14

6.                                      Since you are participating in the Capital Purchase Program, please tell us if the Compensation Committee has certified that it has reviewed the Company’s arrangements with its senior executive officers and your arrangements do not encourage them to take unnecessary and excessive action that could threaten the value of the institution.

The Company’s response is as follows:

Under the current regulations promulgated by the U.S. Department of the Treasury, the Company, as a TARP recipient, is required to undertake at least once every six months beginning after September 14, 2009, a review and analysis of certain incentive compensation plans.  The Company’s Compensation Committee will be required to certify to this review and analysis in the Compensation Committee Report required pursuant to Item 407(e) of Regulation S-K under the federal securities law and to the Treasury.   The Company will have its Compensation Committee provide such certification to its primary banking regulator prior to September 14, 2009.  The Compensation Committee is aware of this requirement and is working with the Company’s advisors to comply with the requirement within the established timeframes.

As of the date of this letter, the Compensation Committee has not yet formally made such a certification.

Cash Incentive Compensation, page 20

7.                                      We note your discussion of your earnings-per share target for 2008. Please tell us why you have not disclosed the “other corporate goals” utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

The Company’s response is as follows:

As set forth in the proxy statement for 2008, the Compensation Committee may award a cash incentive bonus to named executive officers. Such cash incentive bonus may be based on corporate performance, such as earnings per share or other corporate goals.  For 2008, the only corporate performance measurement utilized was an earnings per share target of $1.20 and this was disclosed in the proxy statement.  There were no other corporate goals specifically set by the Compensation Committee affecting the formal cash incentive bonus payments.  Because the Company did not meet its earnings per share target, no cash incentive bonus was paid out for 2008 performance.  Mr. Good, a named executive officer, did receive a $60,000 bonus, which was provided for in Mr. Good’s employment contract and related to Mr. Good’s added responsibilities within the organization.  This was specifically disclosed in the Company’s proxy statement on page 26.  The Company will continue to provide the specific measures and targets used to award bonuses and other payments in its future proxy statements, as required by Regulation S-K.

Form 10-Q for the Period Ended March 31, 2009

Item 1. Interim Financial Statements

Note 3: Capital, page 9

8.                                      Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

a.              Clearly identify the methodologies and assumptions used to calculate the fair value of each the preferred stock and the warrants.

b.              As part of that disclosure, please quantify the discount rate used to value the preferred stock.

c.               Clearly identify how you determined and allocated the relative fair value of the preferred stock and the warrants and how you computed the amount of the discount on the preferred.

d.              Clearly identify how those factors were considered in the calculation of the accretion amount reported, and tell us how computed the amount of accretion.

The Company’s response is as follows:

Regarding the preferred stock, the Company calculated the fair value utilizing a 12% market rate.  The 12% rate was based on review of comparable preferred stock transactions in the market at the time of our issuance of preferred stock under the TARP Capital Purchase Program.  Additionally, the 12% rate is supported by rates anticipated by the Company for capital raises contemplated prior to announcement of the Capital Purchase Program. The resulting difference of the fair value calculation was insignificant from current value and not recorded.

The vair value of the warrants was calculated utilizing the Black-Scholes pricing model.  The inputs to the Black-Scholes model are consistent with those inputs utilized by the Company for a 10-year employee stock option.

Number of warrants granted	1,147,666
Exercise price	$13.07
Grant date fair market value	$6.15
Estimated forfeiture rate	—
Risk-free interest rate	2.83%
Expected life, in years	10.0
Expected volatility	42.1%
Expected dividend yield	3.07%
Estimated fair value per warrant	$1.37

We recorded the preferred stock at $98,428,000, which represents the cash received net of the combined fair value of the warrants.  The combined fair value of the warrants, $1,572,000, is being accreted on a straight-line basis over 60 months.

The Company will provide this information in future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition - Asset Quality, page 25

9.                                      We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the continued significant increases in non-performing loans during the past three years and through the first quarter of 2009. We also note that your allowance for loan losses decreased in the first quarter of 2009 and your disclosure on page 25 that the decrease in your allowance for loan losses to non-performing loans ratio “does not account for the large amounts of write downs taken.” While we do not disagree with this statement, in order to provide greater transparency please your future filings beginning in your next Form l0-Q provide a more thorough and detailed discussion of the fluctuations in your credit quality and allowance for loan losses. Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the decrease in your allowance for loan losses in the first quarter of 2009. Please address the following in your response:

•                                          Discuss in more detail the relationship between your non-performing and impaired loans and the allowance for loan losses.

•                                          Discuss in detail how you measure impairment on your impaired loans and link this information to the decrease in your allowance for loan losses.

•                                          Discuss in detail the extent to which your non-performing and impaired loans are collateralized.

•                                          Consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

•                                          Please provide us with your proposed disclosures.

The Company’s allowance for loan losses (ALL) has two components, a component based upon expected but unidentified losses inherent in our loan portfolio and a component based upon individual review of nonperforming, substandard or other loans identified as at risk for loss.  Our nonperforming loans, which consist of nonaccrual loans and 90+ days past due loans, are designated as impaired as defined by accounting and regulatory guidance, and are evaluated for potential loss on an individual basis.  Following regular evaluation, at least quarterly, the loans are either charged down to their individual fair values or allocated specific amounts within the ALL.

As nonperforming loans are charged down to their fair values, no further allocation of the ALL is required for those loans, thus resulting in a decrease in the overall balance of the ALL.  Our nonperforming loans have increased, as have our cumulative charge-offs, hence the reduction of our allowance as it relates to our nonperforming loans.  Our experience shows that it takes some time for nonperforming loans to get worked out of the loan portfolio and into foreclosure, or be refinanced out of the bank.  As the rate of new nonperforming loans slows and the nonperforming loans are written down to fair value with specific write-downs, we expect to have a reduction in the component of our internally calculated ALL that relates to nonperforming loans, and the ratio of the total ALL to nonperforming loans should decline.

With few insignificant exceptions, our loan portfolio is collateralized primarily by real estate.  Typically, when we move loans into nonaccrual status, the loans are charged down to the fair value of our interest in the underlying collateral.

In addition to disclosing the information above, the following is our proposed disclosure utilizing March 31, 2009 data:

	Balance	Illinois/ Indiana	Florida	Commercial and Commercial Real Estate	Retail and Consumer
Non-Accrual Loans
Busey Bank	$80,200	$31,346	$48,854	$77,107	$3,093
Busey Bank, N.A.	25,224	—	25,224	12,702	12,522
	$105,424	$31,346	$74,078	$89,809	$15,615

Charge-offs on Non-Accrual Loans at March 31, 2009
Busey Bank	$41,737	$7,808	$33,929	$41,557	$180
Busey Bank, N.A.	9,132	—	9,132	3,441	5,691
	$50,869	$7,808	$43,061	$44,998	$5,871

Specific Allocation of Allowance on Non-Accrual Loans
Busey Bank	$2,775	$2,775	$—	$2,775	$—
Busey Bank, N.A.	550	—	550	500	50
	$3,325	$2,775	$550	$3,275	$50

90+ Days Past Due
Busey Bank	$13,854	$5,307	$8,547	$9,306	$4,548
Busey Bank, N.A.	1,898	—	1,898	1,389	509
	$15,752	$5,307	$10,445	$10,695	$5,057

10.                               We note that your non-performing loans balance has increased significantly in each of the last three years and through the first quarter of 2009, specifically non-accrual loans and foreclosed real estate. We were unable to locate disclosure of the specific reasons for the large increases. Please tell us and revise future filings to provide a thorough disclosure addressing changes in (and related trends in) your non-performing assets balance, including specifically which category of loans the increase relates to, the number of nonperforming assets included in each loan category, the reason for the increase and, if applicable, steps you have taken to remediate (or collect on) the nonaccrual loans. If your nonperforming assets relate to several different categories, consider providing a tabular breakdown by category in future filings.

In past filings we have disclosed items as follows and, in connection with the disclosures discussed in item 9, an updated discussion will be included in forms 10-Q and 10-K on a go forward basis:

As noted previously, the blend of strong agricultural, manufacturing, academia and healthcare prevalent in our downstate Illinois markets demanded loan growth from our communities throughout 2008.  This provided Busey Bank with many opportunities to fund quality loans, whereby we assisted our communities at a time of economic contraction.  Southwest Florida is experiencing an extremely difficult economic period.  As southwest Florida’s economy is based primarily in tourism and the secondary/retirement residential market, significant declines in discretionary spending brought on by this economic period have caused significant damage to that economy.

First Busey experienced significant deterioration in its loan portfolio during 2008 as compared to

2007.  Total nonperforming assets were $100.0 million at December 31, 2008, compared to $22.1 million at December 31, 2007.  Overall, the majority of the nonperforming loans are in the southwest Florida market.  While retail nonperforming loans are significant in the southwest Florida market due to that market’s severe economic downturn, commercial loans make up the majority of our nonperforming assets.  The commercial nonperforming loans are primarily commercial real estate and commercial real estate development loans.

We have devoted significant resources and management time to our loan portfolio issues, specifically in our Florida market.  In addition to the significant time executive management from Illinois has spent reviewing problem credits and meeting with these customers, we have moved two executives with significant credit experience to the Florida market full-time to oversee and assist our Florida credit team.

In connection with this response the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Barbara J. Harrington
Barbara J. Harrington
Chief Financial Officer